February 11, 2010

To Our Shareholders:

We are especially pleased to report increased earnings again this year of $31.70 per share, which is $2.76 (9.5%) more than last year and $4.75 (17.6%) over our budget.  Given that we have just emerged from the “financial meltdown” which occurred in 2008 and are now back on familiar ground again in the midst of a recovery from a recession, these results are simply most gratifying.  We are emerging, albeit slowly, from the worst recession in living memory.  National unemployment, which reached a peak of 10.2%, is gradually receding as is the figure for our region of 8%.  The Dow Jones has settled above 10,000 compared with the low 6,500 of nearly a year ago in March.

The principal elements driving this positive performance were our net interest margin (responsible for 70% of our revenues) holding the same at 4.10%, but resulting in an increase of better than $6 million of pretax revenues or 14% greater than last year based on increased loan volume.  The star of the 2009 earnings performance was CNB Mortgage Company, where revenues were more than four times greater than in 2008, due to a record volume of mortgage re-finance activity spawned by clients taking advantage of low mortgage rates ranging between 4½% – 5% for a large part of the year.  This increased revenue was partially offset by prudential increases in the provision for loan losses given the state of the economic conditions and accompanies our year-over-year growth in loans and mortgages of 6.4%, a very good rate of growth considering the depth and breadth of this recession.  The mortgage banking revenue also offset the decline, year-over-year, of revenues from trust and investment services which are determined by market value of the assets under management.  There was, however, a nice growth in assets from new customer relationships thanks to a plan exquisitely executed by all hands, who are, of course, responsible for this performance.

Other highlights include a year-over-year increase in deposits of 12.1% driven by a 13.9% increase in consumer deposits, a growth of average assets year-over-year of 15.5%, and a growth in shareholders’ equity, after dividends and taxes, of a very satisfying 11.3%.  If we were to report sales revenues as is the custom in manufacturing, our total “sales” would tip the scales at $100 million.  Our sales are, in effect, the interest for the time use of money (loans and investments) and direct fees for investment management and transaction services (fund transfers).  Another number bearing some attention is our company’s annual payroll which now amounts to a little over $28 million.  And finally, if we were to eliminate the so-called “one offs” which are particular to this year (FDIC special assessment and retirement accounting requiring acceleration), our core operations improved a healthy 16%.  This is up from the 9% cited in my letter to you in August at the close of the first half, and is an indication of the strength of the operations of our company notwithstanding the challenges of the times.

Our Collaboration-the “Secret in the Sauce”

In the context of an economy in disarray, the assault of Congress in an attempt to “reform” our business, and the pain and displacement of the recent financial experience evoking the fullest range of human emotion spanning the utter destruction of confidence and wide-spread panic run amuck, we have an opportunity to identify and understand what activity/business models have worked to insulate best against the inevitability of economic cycles, especially the destruction of the down cycles, and the attending pain and suffering which are associated with widespread unemployment and economic contractions.

The “secret in the sauce” emanates from how we as an enterprise come together daily in a mutual and voluntary collaboration which is progressive, positive and constructive and at once sustains us tangibly (financially) as it also buoys our spirits intangibly (careers, sense of worth and enjoyment).  Canandaigua National and its subsidiaries employ approximately 450 souls every day who are directly and materially involved in our operations.  When you add their families, our customers, clients, shareholders and their families, we have a fair sized “village” by extension.  The impact of this enterprise could easily affect 100,000 people each day, even if only tangentially.  The daily impact on the members of this “village” is significant, and is indeed even the principal component of our well being on many levels, often to a greater affect than we feel we gain from the political subdivision (village, town, city) in which we actually reside and to which we pay taxes, the value of which we sometimes question.

The synergy of this collaboration is at the root of 2009’s performance, which would be considered very good in normal times and even better considering the economic environment in which we found ourselves this year as we continue to roll out of the financial crisis of 2008.  We can expect at the end of a recession that some challenged customers who could have hung on for 12 months may not be able to hang on for 24 months, resulting in a collapse of their enterprise and the attending charge-offs, which did not occur to a great extent in 2009 but we anticipate in 2010.  The last component of economic recovery will be employment itself; so we can expect the news for the next year to be negative until most everyone is re-employed.  Of course, the effects of the recession will continue with the final improvement in unemployment now expected to be recorded in the first half of 2011.

Expectations for 2009 and the “Winningest” Model

At the beginning of the year, we expected we would see inflation (CPI) of 2.5%, down from 4.6% in the first half of 2008 due to the impact of lower energy costs.  GDP was expected to be around negative 2.0%, as we worked our way out of the recession during the second half of the year, driven by governmental stimulation and financial market strengthening, noting that an extended recession into 2010 was a possibility.  Actually, for the last year we experienced about a 1% negative trend in costs, that is, a deflation in prices, and a modest growth in GDP.  The economy has shown consistent signs of life over the last seven months with a growing confidence evident.  Most of the stimulus has yet to be injected into the economy, with only a scant one-third having appeared in 2009.  The media is impatient and wonders out loud why “things are not better immediately” when we know that matters economic take time (six to nine months) to start to take effect.  With respect to interest rates, we saw a slight decline before year-end 2008, steadiness throughout 2009, and increases late in the year, and an upwardly sloped Treasury yield curve.  Stock and bond markets were expected to be an upward blend of some modest 4%, and the Dow has recovered as mentioned above.

I have previously described our business model as the “winningest banking model around.”  This is important because not all “banks” are alike.  It is important for all of us to understand the elements driving this “winningest model” so we may continue to replicate and grow the enterprise based on these fundamental principles.  It is also important to remind the members of Congress that we stand as an effective business model which needs no alteration.  We do not need more regulation, just the enforcement of existing regulations over all those in the shadow banking industry who engage in the same financial activities that we do but are essentially unsupervised.  Further, we need to address the risk to the system of existing investment banking activities (and those yet to be developed) by establishing a commission of federal banking regulators who would have the administrative power to impose restrictions on new activities and products that imperil the financial system, and by requiring adequate reserves, increased capital, and reduced leverage where appropriate.

Inevitability of Economic Cycles

Capitalism, by its very nature, is cyclical.  The writings of Hyman Minsky have recently been “discovered” although written in the mid-1970s and are instructive on the subject of booms, busts, and human nature.  In the last 200 years, there have been about 15 or so such cycles, with five recessions occurring in the last 35 years since the early 1970s.  Recessions occur every 15 years, plus or minus five years.  Equally consistent in a cycle is human nature.  It seems human beings have a collective memory that lasts only 70% of the economic cycle, so not too long after each recovery we forget the pain of the past, inevitably finding ourselves on another roller coaster ride.  As Minsky pointed out, bubbles have their origins in times when we feel confident about things in general, which leads to risk taking and speculation, then euphoria and irrational exuberance sets in, and we are on the way.  This is inevitably followed by the bubble bursting, and values tumble and crash with the pain of the involuntary conversions at the bottom and an adjustment in recovery, re-setting the “game” only to begin again.  We buy in on the way up rather than being left behind (just at the time when we should be wary) and get out as values fall out of a loss of confidence and mounting fear (when, with a cooler head, we should be buying in selectively), thus doing just the opposite as would be appropriate as human nature emotion begins to rule the day.  Equally true, though, is that every bear market is followed by a bull market period of sustained growth.

To begin to address this condition, Congress must first acknowledge the inevitability of economic cycles, and must distinguish between Wall Street’s investment banking functions and Main Street’s traditional community banking functions.  The former encompasses all of the risks associated with volatile markets populated with speculators which lay at the root of this most recent crisis, whereas the latter grounds itself in the facilitation of stable human activity and is thereby removed from the battering of those same markets.  Investment banking derives most of its revenues from buying and selling of financial instruments, underwriting, trading in active markets for gain, and advice and counsel regarding merger and acquisition and valuations for a fee.  The investment banking world is critically dependent on functioning stable markets to gather funding wholesale and reliably dispose of assets at retail.

Sustainability of Community Banking for All Seasons

We, as a community bank, engage in “traditional banking” which derives most of its revenues from lending out core deposits to others in the same community who are engaged in productive and constructive pursuits, which positively and in a sustained way contribute to commerce which drives the growth of the economy.  The “community” modifier of “banking” here is a critical distinction because the deposits are gathered from the very same community in which the loans are made, fulfilling an essential element of any community, that is, as the intermediary between generations, namely those over 50 who have excess liquidity, and those of the next generation under 50 who have need of funds to grow families and businesses.  Each group has a stake in the process working smoothly, since both live in the community and all are benefited by that process.  We emphatically do not engage in trading of investments as a principal source of revenues.  The principal role of the Bank’s investment portfolio is to maintain a source of liquidity (source of funds for the next loan or deposit withdrawal).  In our case, we have $1.1 billion outstanding in loans.  This represents approximately 50,000 contracts to pay us once a month which creates a stable cash flow of a little over 1% of our assets being circulated in each month within the deposit/expense cycle.

A further stabilizing influence is that the underwriting of the community bank loan origination process is strictly examined and supervised by the Office of the Comptroller of the Currency which visits our facility every 12 months to assure compliance with prudent standards of lending requiring: (1) an appropriate down payment (equity in the deal), (2) the independent appraisal of collateral value, and (3) the assessment of the character and capacity of individuals and enterprises to repay the loan with appropriate cushion to meet the unforeseen challenges which we have learned are a part of common human experience.  The stability inherent in our business model derives in a very real sense from being “vested” in the “human activity” of those who pay us and which is decidedly not at all dependent on Wall Street, Congress, or the financial markets, but only upon our borrowers getting out of bed each day, going about their business and remembering “to thank us once a month!”

Finally, our stability is supported by the character of our funding source which are the deposits drawn from the community itself which we call “core deposits” because they are of the most stable type.  This is because the primary purpose of these core deposits is not investment return, per se, but to facilitate in an immediate way the enterprise of the owner of those deposits whether they are individuals, families or businesses; that is, simply, paying the bills as they come due each month.  Core deposits are not used for the investment return as is the case of commercial paper (deposits) floated for 90 days by large corporations in the money markets with an eye to gain a marginal return on temporarily idle funds not necessary to meet immediate claims.

Trading for Their Own Account-Investment Bank’s Achilles’ Heal

In stark contrast to this age-old, community (Main Street) banking model is the investment banking model utilized by the largest institutions which we call “Wall Street Bankers.”  It is important to understand that the 100 largest institutions constitute 85% of the deposits of the banking system, and the remaining 6,400 commercial banks (plus 1,500 savings banks) hold the remaining 15% of the deposits in the country.  This, in part, is the principal reason that the media focuses on the largest segment, namely the 85% mostly located on Wall Street.

These Wall Street banks can be viewed as carrying out two distinctly different functions or businesses within their companies.  They too have a deposit-loan business which, even though it is large in financial terms, is essentially the same functionally as the traditional Main Street business, utilizing strict bank examination and supervision, traditional underwriting standards, valuation of collateral and the like.  Significant, however, is the practice of the largest institutions to participate in a second business involving speculative trading of loan assets that others have generated, speculation in stocks and bonds, and a series of exotic derivatives to include credit default swaps and other types of derivatives through ownership in subsidiaries which operate hedge funds or private capital firms.

Though many of these largest companies derive only 1% or 2% of their revenues from trading in the markets for their own account, there are six very large bank holding companies which on average realize 25% (but ranging from 11% to 95%) of their revenues from their trading activities in markets involving the buying and selling of securities with the hope of the instant gain, as differentiated from lending deposits in the traditional Main Street sense with revenues gathered over the long haul from the annuity of installment payments received each month.  The six are:  Bank of America, JP Morgan Chase, Citigroup, Wells Fargo, Goldman Sachs, and Morgan Stanley.  The latter two were formerly investment banks, which during the fall 2008 meltdown hurriedly converted to a bank holding company structure such as CNC’s with the concomitant increase in regulation, supervision, and restriction in capital and leverage.  Not so lucky were Bear Stearns, Lehman Brothers, and Merrill Lynch that “failed” as independent entities and were either merged into one of the existing holding companies such as JP Morgan Chase and Bank of America, or went bankrupt altogether with the result that the iconic investment banks that had ruled Wall Street since the mid-thirties for 80 years, vanished forever in 80 days!

Leveraged Investment in Markets versus Direct Engagement in Human Activity

Where banks were leveraged at 8% capital or 13-to-1, the investment banks from 2005 to their demise in 2008 were running at 30-40-to-1 with credit default swaps and other esoteric instruments effectively extending the leverage and risk exponentially to 100-to-1 or greater.  When the bubble burst in the subprime mortgage market, it was not long before the contagion spread throughout all markets in every country in the world as confidence was left in shreds, and fear overtook markets with disastrous results.  An estimated $30 trillion of value vanished from capital markets world-wide and with it the concomitant evisceration of the net worth of individuals, institutions, and countries.

Thus, it can be seen and bears emphasis that the origins of our consistently strong performance, indeed a record for the history of the company, is in large part due to maintaining and adhering to the principles of the traditional community bank model of lending community deposits directly to individuals and businesses in the community.  In that fashion we are literally vested in the human activity which only depends on people getting out of bed and going about their daily task and paying us once a month.  It is not dependent upon Wall Street, the rising and the falling and vagaries of the markets, bouncing from fear on one hand to confidence on the other and nary a man able to predict consistently when it was going to be one way or the other.  This strategy is based on a system of values which has sustained the company well over the first 100 years of its existence, through two World Wars and the Great Depression.

“Culture Eats Strategic Planning for Lunch”

Our Strategic Plan for the Year 2010 commenced in 1995 resulting in the embracing of the entire Rochester metropolitan region now with 23 offices, which tripled the size of the bank and quadrupled the earnings.  The quality plan itself, under ordinary circumstances, would easily have developed a good or very good performance, but because of the culture which evolved at the same time, this performance propelled beyond excellent to the extraordinary, delivering year-over-year increases in earnings despite added burdens of FDIC special assessments, the depressed economy, and the usual challenges associated with working out of a recession.  Peter Drucker once said that, “culture eats Strategic Planning for lunch”, and it is the remarkably positive culture embraced by the “All Hands” of this company applied to the execution of our Strategic Plan which accounts for consistent outstanding performance.  We believe that the values to which we individually and as a corporation subscribe determine what it is we choose to consider, as well as what we believe is important.  These values are translated into behaviors (style), action plans, and outcomes.  What we are committed to then, we assume responsibility for, and are accountable for to ourselves and to others in our community.

Permit me an illustration.  As a financial institution, we have significant assets in the form of our Investment Portfolio which amounts to a quarter of a billion dollars which we hold for the purposes of liquidity.  Because our Investment Portfolio’s primary purpose was acknowledged by all to be for liquidity, only the highest quality, short-term investment instruments (bonds – not equities) were contained in that portfolio.  When markets were disrupted and ratings were discredited, we could not measure the degradation in value of our Investment Portfolio one iota!  We avoided the losses sustained by other financial institutions that invested in equities to obtain a marginally higher rate of return, but with the very real risk that the investment could be worthless as effectively happened to their preferred stock when Freddie and Fannie were placed under the conservatorship of the government.  Our entire operations are focused on developing customer relationships necessary to invest in, enhance, and facilitate human activity in the context of financial services rather than for the express purposes of making the highest possible rate of return.  As a result, we bear little exposure to the risks of the markets which we associate with Wall Street.

Sustainable Viability and the Human Equities

For us, making money is a means to an end, not the end in itself.  Our purpose is to assure sustainable viability over the long term for the benefit of our constituents.  If our primary purpose were just to make money and maximize profits, and our secondary purpose was to effectuate the growth of individuals and businesses in our community in order to support the primary purpose, then undoubtedly we would also seize upon the Investment Portfolio for marginal earnings since the primary purpose was not growth of the community, but growth of earnings to effect and enhance our stock value.  It is oft said a public company’s purpose is to enhance shareholder value.  This inevitably leads to a primary goal of the enhancement of the shareholder value through the vehicle of the market price of the stock as the only symbol of shareholder value.  There are alternative strategies:  one to grow the company to own it and thus share in the current earnings known as dividends, and the other to increase the share price by finance performance or hype, thereby setting the company up for sale which usually includes a premium.  Of course, the premium is generally equal to as much as 10 years of future earnings collapsed and realized at closing in a couple of months resulting in a huge payday at multiples of book value for the shareholders as they sell the company out.

The latter strategy of immediate satisfaction of maximizing short-term shareholder value or, more correctly, realizing on shareholder value, leads to the destruction of the existing collaboration (and the human equities inherent therein) which I have discussed at length above and which undercuts clients, customers, colleagues, and the community at large, none of whom, unless they are also shareholders, get a chance to share the benefits of the proceeds of the sell out.  What is completely disregarded in the strategies promoted by Wall Street is the human equity which is built up by the staff of the organization which created the value in the first place, as well as the equity of those associations felt by the customer which have been built up in a long-term interchange through and with the bank and its people.  The community-at-large loses the advantages of having a local institution intermediate its excess liquidity and provide a principal facilitator to develop commerce in the economy (tax base) in the region in accord with local priorities as represented by those who are running and directing the affairs of the bank who live, work, and play in the community itself.

Thus, a value system that is narrowly focused on maximizing short-term shareholder value leads ultimately to the sale of the entity which has been the experience over the last 30 years in the United States where 8,000 banks were sold and ceased to exist, reducing thereby the number of commercial banks from 14,500 to the present 6,500.  The human equities associated with the colleagues, customers and the community vanishes in a year or two as the “soul” of the enterprise vanishes, the collective value of which is probably many times that realized by the shareholders in monetary terms alone, and this is hugely destructive of the financial environment of the communities served by such institutions.  Thus, the experience of the last 24 months have sharpened our understanding of the effects of various courses to take and how those choices are driven by the values and fundamental beliefs held by those individuals that fall into a voluntary collaboration of this wonderful organization, both customers, colleagues, shareholders and community alike, taking responsibility for the whole not just one or the other of the parts that makes the sum the greater.  The value and efficacy of the culture which supports and delivers on this performance is the “secret in the sauce.”

Simply, 30% Better Than the Best

As we are focused on optimizing long-term shareholder value, we have developed a comparison of our stock value with that of the Dow Jones over the entire history of the Bank and the history of the Dow Jones which began almost at the same time.  This comparison shows the annual growth rate of the Dow Jones, complete with substitutions of individual companies as they succeeded and failed, at 4.65% per year through 2008, exclusive of any dividend; and the growth rate for our stock, which incidentally is slightly up from last year, the last sale being

$327.12, at 6.09% per year for the same 122-year period.  Simply, our performance over more than a century has been 30% better than the best companies represented by the Dow Jones by simply lending deposits directly to people who pay us back.

Reflecting then on the upheaval in the world of finance and examining its causes, dynamics and multiplicity of styles, purposes and, yes, obligations vis-à-vis their effectiveness and durability for all seasons, brings us to the conclusion that the best choice for us to follow is the Main Street model.  That is, we should continue to manage the institution with an eye to support its sustainability for the long term, which will provide a steady and measured growth in the service of the four constituents indefinitely.  This we will do while sharing each year in the current earnings in the form of dividends paid and the increased value of that investment which is retained in the company to support future growth, which after dividends and taxes, creates a capital base that doubles (mathematically speaking) every eight years.  This enhancement of value and sustainability is occasioned by the quality and execution of our employees and all those who come to enjoy our collaboration in a worthwhile enterprise and means to organize our daily activity in the growth and prosperity of each constituent without accepting or ignoring any constituent.

Executive Development, New Offices, and Operation’s Restoration

I thought it important to have this protracted discussion at this moment because it represents the unique synergistic collaboration which sustained us during the course of the traumatic experience we have just lived through, the impact of which will endure for some time and recalibrate our thinking as a society on many different levels.  By no means should we overlook or de-emphasize the wonderful progress that we have made in our organization and in terms of our facilities.  We have completed the first year of a three-year Executive Development Program, using the services of a corporate psychologist, which focuses on almost two dozen people who are the future leaders of our institution.  We have done extensive testing, review, discussion and coaching with an eye on development of these people to be the stewards of the tenets that propel this organization in the decades ahead.  We have opened two new branch offices in Henrietta and the Alexander Park in downtown Rochester to enhance the offices serving the entire metropolitan area.  Canandaigua National Trust Company of Florida, a new nationally chartered trust company located in Sarasota, Florida, is up and running featuring a series of three and four-day events planned in January, February and March of 2010.  We have completely renovated the Operations Building in Canandaigua for the first time in 25 years, including a natural gas-powered electrical generator thus making the Operations and Computer Departments completely independent of the vagaries of weather, power fluctuations, and electrical outages.  We have also undertaken a score of other projects and programs which improve the quality of our employees, services, and products in the service of our customers.

As we look forward to working our way through the rest of the recession, even if some of our customers ultimately fail, through sound and conservative management, our prospects continue to be bright even as the rest of the world recovers.  We are excited to be a part of the continued growth and future success which we expect.  It is an honor and a privilege to serve and guide the staff of this unusual institution, and I look forward to your continued ownership, support, and sharing annually in the profits of our enterprise as we focus upon the mission of growing the community for the benefit of all and each of our constituents.

Very truly yours,

/s/George W. Hamlin, IV

George W. Hamlin, IV

President and CEO

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